SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENTIFIC GAMES CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Class A Common stock, par value $0.01 per share
(Title of Class of Securities)

80874P109
(CUSIP Number of Class of Securities (Underlying Common Stock))

Scientific Games Corporation
750 Lexington Avenue, New York, New York 10022

(212) 754-2233
Attention: General Counsel
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A	Form or Registration No.: N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 25, 2011, Scientific Games Corporation (“Scientific Games” or the “Company”) filed a definitive Proxy Statement (the “Definitive Proxy Statement”) for the Annual Meeting of Stockholders of Scientific Games to be held on June 7, 2011 (the “Annual Meeting”), which contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program for employees and directors (the “Proposed Option Exchange”).  Scientific Games is herewith filing a communication sent to certain stockholders of the Company, commencing on June 3, 2011, regarding the Proposed Option Exchange.

Neither the Definitive Proxy Statement nor the communication attached as an exhibit to this Schedule TO constitutes an offer to holders of the Company’s outstanding stock options to exchange those options.  The Proposed Option Exchange will only be commenced, if at all, if the Company’s stockholders approve the Proposed Option Exchange.

The Proposed Option Exchange has not yet commenced. Even if the requisite stockholder approval is obtained, Scientific Games may still decide later not to implement the Proposed Option Exchange.  If Scientific Games decides to implement the Proposed Option Exchange, it will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Proposed Option Exchange.  Persons who are eligible to participate in the Proposed Option Exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Proposed Option Exchange.

In connection with the proposal to be voted on by Scientific Games’ stockholders to approve the Proposed Option Exchange, Scientific Games has filed the Definitive Proxy Statement with the SEC and has filed, and intends to file in the future, other relevant materials with the SEC.  Scientific Games stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Proposed Option Exchange, because they will contain important information about the proposal to be voted on by stockholders with respect to the Proposed Option Exchange.

Scientific Games stockholders and option holders will be able to obtain the written materials described above and other documents filed by Scientific Games with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Scientific Games with the SEC by directing a written request to: Scientific Games Corporation, 750 Lexington Avenue, New York, New York 10022, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description

99.1

Communication sent to certain stockholders of Scientific Games, commencing on June 3, 2011, regarding the stock option exchange program proposal to be voted on at the Annual Meeting to be held on June 7, 2011.